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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Pacer Technology (Name of Issuer)

Common Stock, no par value (Title of Class and Securities)

693905200 (CUSIP Number of Class of Securities)

D. Stephen Antion
Ridgestone Corporation
10877 Wilshire Blvd, Suite 2000
Los Angeles, CA 90024
(310) 209-5300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2002 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693905200	Page 2 of 10 Pages

(1)	NAME OF REPORTING PERSON
Ridgestone Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER		492,395
OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		492,395
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		-0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
492,395

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
16.5%

(14)	TYPE OF REPORTING PERSON*
CO

CUSIP No. 693905200	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSON
Christopher S. Kiper

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER		13,390
OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		22,610(1)
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		13,390
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		22,610(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.2%

(14)	TYPE OF REPORTING PERSON*
IN

    (1)
    With respect to 22,610 Shares of Common Stock solely in his capacity as co-trustee of the Kiper Family Trust (the "Kiper Trust").

CUSIP No. 693905200	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSON
D. Stephen Antion

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER		-0-
OF
SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY		12,100(1)
OWNED BY
EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	(10)	SHARED DISPOSITIVE POWER
		12,100(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,100

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.4%

(14)	TYPE OF REPORTING PERSON*
IN

    (1)
    With respect to 12,100 Shares of Common Stock solely in his capacity as co-trustee of the Antion Trust (the "Antion Trust").

CUSIP No. 693905200	Page 5 of 10 Pages

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The Issuer's principal executive office is located at 9420 Santa Anita Avenue, Rancho Cucamonga, California 91730.

Item 2. Identity and Background

	NAME	PRINCIPAL BUSINESS ADDRESS
1.	Ridgestone Corporation	10877 Wilshire Blvd., Suite 2000
	a Delaware corporation	Los Angeles, CA 90024
2.	Christopher S. Kiper	10877 Wilshire Blvd., Suite 2000
	a citizen of the United States	Los Angeles, CA 90024
3.	D. Stephen Antion	10877 Wilshire Blvd., Suite 2000
	a citizen of the United States	Los Angeles, CA 90024

The above-named persons are sometimes collectively referred to herein as the "Reporting Persons." The Reporting Persons are deemed to be a "group" within the meaning of Rule 13d-5(b) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").

Ridgestone Corporation

Ridgestone is a private investment company focused on owning, operating and financing middle market companies. Ridgestone's directors and executive officers are Abbott L. Brown, Linda L. Brown and D. Stephen Antion.

Abbott L. Brown is Ridgestone's Chairman of the Board, Chief Executive Officer and founding shareholder. Mr. Brown was an executive officer and member of the Board of Directors of Global Crossing Ltd. from 1998 to 2000. From 1994 to 1998, Mr. Brown was managing director and chief financial officer of Pacific Capital Group, a merchant banking firm.

Linda L. Brown serves as a Director of Ridgestone Corporation and is the Vice President and Secretary of Ridgestone Corporation.

D. Stephen Antion is the President of Ridgestone. Prior to joining Ridgestone in April 2000, Mr. Antion was a partner at O'Melveny & Myers LLP in Los Angeles.

Christopher S. Kiper joined Ridgestone in June 2000 as a Principal. From 1998 to 2000, Mr. Kiper served in a variety of financial and operating roles at Global Crossing Ltd.

INDIVIDUAL REPORTING PERSONS

  1.
  Christopher S. Kiper—see description above under Ridgestone Corporation.

  2.
  D. Stephen Antion—see description above under Ridgestone Corporation.

CUSIP No. 693905200	Page 6 of 10 Pages
  (d)
  None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal violation (excluding traffic violations and similar misdemeanors).

  (e)
  None of the persons or entities named in this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Each of the above-named individuals are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of the funds used by the Reporting Persons to purchase the shares of Common Stock are as follows:

Reporting Person	Source of Funds	Amount of Funds
Ridgestone Corporation	Working Capital	$2,087,941
Christopher S. Kiper	Personal Funds	$117,251
D. Stephen Antion	Personal Funds	$48,780

Item 4. Purpose of Transaction

The Reporting Persons currently hold the Common Stock for general investment purposes; however, the Reporting Persons retain the right to change their investment intent in the future depending upon the circumstances.

The Reporting Persons do not as of the date of this filing have any specific plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a), (b), (c), (e), (f), (g), (h), (i) and (j) of Item 4 of Schedule 13D. With respect to subparagraph (d) of Item 4 of Schedule 13D, the Reporting Persons intend to seek board representation at the Issuer. The Reporting Persons may continue to acquire shares of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

  (a)
  and (b) Based upon information contained in the Issuer's Form 10-Q for the quarter ended March 31, 2002, as of May 9, 2002 there were 2,983,005 shares of Common Stock issued and outstanding and the Reporting Persons have used this number to determine their individual percentage interest in the Issuer's Common Stock.

  (1)
  Ridgestone Corporation

    The aggregate number of shares of Common Stock of the Issuer that Ridgestone Corporation beneficially owns is 492,395 which constitutes 16.5% of the outstanding shares of Common Stock. Abbott L. Brown and Linda Brown, the directors of Ridgestone, share the power to vote or to direct the vote of and to dispose of or to direct the disposition of all 492,395 shares.

    (2)
    Christopher S. Kiper

    The aggregate number of shares of Common Stock of the Issuer that Christopher S. Kiper may be deemed to own is 36,000 which constitutes 1.2% of the outstanding shares of Common Stock. Mr. Kiper has sole power to vote or to direct the vote of and to dispose or to direct the disposition of 13,390 shares. Mr. Kiper has shared power to vote or to direct the vote of and to dispose of or to direct the disposition of 22,610 shares which are held in the Kiper Trust. Because Mr. Kiper is a co-trustee of the Kiper Trust, Mr. Kiper may be deemed to beneficially own the shares of Common Stock owned by the Kiper Trust.

CUSIP No. 693905200	Page 7 of 10 Pages
    (3)
    D. Stephen Antion

    The aggregate number of shares of Common Stock of the Issuer that D. Stephen Antion may be deemed to own is 12,100 which constitutes 0.4% of the outstanding shares of Common Stock. Mr. Antion has shared power to vote or to direct the vote of and to dispose of or to direct the disposition of such shares, which are held in the Antion Trust. Because Mr. Antion is a co-trustee of the Antion Trust, Mr. Antion may be deemed to beneficially own the shares of Common Stock owned by the Antion Trust.

    As a group, Ridgestone Corporation, Mr. Kiper and Mr. Antion have the power to vote or dispose of an aggregate of 540,495 shares of Common Stock of the Issuer, representing 18.1% of the outstanding shares of the Issuer.

  (c)
  Following is a list of the transactions by the Reporting Persons in the Common Stock within the past 60 days (with the exception of 37,770 shares which Ridgestone entered into agreements to purchase on June 6, 2002 (designated by asterisk below), all trades were executed on the OTC (over-the-counter) market):

REPORTING PERSON	DATE	TRANSACTION	NO. OF SHARES		PRICE/SHARE
Ridgestone Corporation	5/24/02	Purchase	1,000		$4.50
	5/28/02	Purchase	500		$4.65
	5/28/02	Purchase	400		$4.67
	5/28/02	Purchase	700		$4.74
	5/28/02	Purchase	1,300		$4.75
	5/30/02	Purchase	1,100		$4.85
	6/3/02	Purchase	1,000		$4.84
	6/5/02	Purchase	1,300		$4.90
	6/6/02	Purchase	24,666	*	$5.70
	6/6/02	Purchase	13,104	*	$5.70
	6/6/02	Purchase	1,000		$4.95
	6/6/02	Purchase	3,000		$4.98
	6/6/02	Purchase	7,000		$4.99
	6/6/02	Purchase	1,000		$5.00
	6/6/02	Purchase	1,200		$5.05
	6/6/02	Purchase	200		$5.10
	6/6/02	Purchase	2,900		$5.14
	6/6/02	Purchase	700		$5.15
	6/6/02	Purchase	18,000		$5.20
	6/14/02	Purchase	1,000		$5.08
	6/14/02	Purchase	2,000		$5.10
	6/14/02	Purchase	2,300		$5.15
	7/8/02	Purchase	800		$4.80
	7/8/02	Purchase	300		$4.90
	7/8/02	Purchase	500		$5.00
	7/9/02	Purchase	1,500		$5.12
	7/10/02	Purchase	2,500		$5.08
	7/15/02	Purchase	14,400		$5.04
	7/16/02	Purchase	10,000		$5.04
Christopher S. Kiper	5/28/02	Purchase	1,000		$4.65
	5/28/02	Purchase	500		$4.68
D. Stephen Antion	7/5/02	Purchase	2,100		$4.85
  (d)
  Each of the Reporting Persons affirms that no person other than such Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares owned by such Reporting Person.

  (e)
  Not applicable.

CUSIP No. 693905200	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer

Christopher S. Kiper is an employee of Ridgestone Corporation. He and D. Stephen Antion have profit participations in connection with Ridgestone Corporation's ownership of the Issuer's Common Stock. Linda L. Brown is the wife of Abbott L. Brown.

Item 7. Material to be filed as Exhibits

Joint Filing Statement Exhibit 1 (previously filed)

CUSIP No. 693905200	Page 9 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2002
RIDGESTONE CORPORATION

	By:	/s/ ABBOTT L. BROWN
	Name:	Abbott L. Brown
	Title:	Chairman and Chief Executive Officer

	By:	/s/ CHRISTOPER S. KIPER
	Name:	Christopher S. Kiper

	By:	/s/ D. STEPHEN ANTION
	Name:	D. Stephen Antion

CUSIP No. 693905200	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description	Page
1.	Joint Filing Statement	—

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AMENDMENT NO. 6 TO SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of Issuer
  Item 7. Material to be filed as Exhibits
SIGNATURE
EXHIBIT INDEX